Filed by Royal Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-3788

Date: February 4, 2005

LEGAL INFORMATION

The proposed transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell plc, to all ordinary shareholders of Royal Dutch Petroleum Company (“Royal Dutch”). You are urged to carefully review, where applicable: (i) the Royal Dutch offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell plc, and (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Royal Dutch, regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in the Netherlands or filed with the SEC and (ii) other documents made public in the Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell plc, Royal Dutch, and The “Shell” Transport and Trading Company (“Shell Transport”) at the SEC’s website at www.sec.gov or the Royal Dutch website at www.shell.com. These documents may also be obtained free of charge by contacting Bart van der Steenstraten, Shell International B.V., FIK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the proposed transaction being satisfied (including the failure of Royal Dutch and Shell Transport shareholders to approve the proposed transaction); the costs related to the proposed transaction; the failure of the proposed transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell plc shares; the accounting implications of the proposed transaction; tax treatment of dividends paid to shareholders and other factors affecting the Royal Dutch/Shell Group of Companies (the “Group”) businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group’s businesses. None of Royal Dutch Shell plc, Royal Dutch and Shell Transport undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

THE FOLLOWING SLIDES WERE USED IN CONNECTION WITH A PRESENTATION MADE AVAILABLE ON
WWW.SHELL.COM ON FEBRUARY 4, 2005.

Q4 and Full Year Results 2004 3 February 2005

Disclaimer statement The following presentation/press release/speech contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Companies' businesses. Neither of the Companies undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise. Cautionary Note to US Investors: The United States Securities and Exchange Commission ('SEC') permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as "expected producible resources" and "amount of reserves we expect to produce", that the SEC's guidelines strictly prohibit us from including in filings with the SEC. The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell to all ordinary shareholders of RD. You are urged to carefully review: (i) the RD offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell; (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the "SEC") by Royal Dutch Shell; and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by RD regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in The Netherlands or filed with the SEC and (ii) other documents made public in The Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell, RD and ST&T at the SEC's website at www.sec.gov. These documents may also be obtained free of charge by contacting Bart van der Steenstraten, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The "Shell" Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

2004 - making headway Record earnings and cash generation ? Reserves review complete ? Delivery on structure and governance ? More upstream, profitable downstream ? More cash to shareholders ?

Delivering on our strategy Record net income ($ bln) Record cash from operations ($ bln) Strong divestment proceeds ($ bln) LNG growth (mt) Production in line (mboe) Record downstream earnings ($ bln) 2004 18.5 25.6 7.6 10.2 3.8 7.5 % change +48 +18 +9 -3 +154

0 2 4 6 8 10 More upstream, profitable downstream 2004 Capital Investment $14.9 bln $ bln (100%) EP GP OP CH Shaping the portfolio to match the strategy 2004 divestment proceeds $7.6 bln $ bln 0 2 4 6 8 10 EP GP OP Other

Investing in growth Nanhai Retail JV NLNG T6 Baja Libya HoA Sakhalin sales agreements Qatar GTL DPSA Chemicals cracker project Retail restructuring Oman license extension PTT polymer plant Pohokura FID Athabasca resources Kashagan FID

Exploration and Production: robust results Earnings of $9.7bln, up 6% Record DACF of $16.4 bln 2004 production 3.8 mboe/d, at high end of range New fields on stream Production mln boe/d 3.4 3.6 3.8 4.0 4.2 2003 2004 Field decline New Volumes Divestments hurricanes PSC Other

Rigorous reserves review process Rigour in compliance Succession of review steps Strengthened internal audit Use of external experts Asset teams Regional co-ordination & challenge Regional Reserves Committee Group Audit Committee Parent Company Boards Internal audit teams Gaffney Cline & Assoc Executive Committee Global Reserves Committee Ryder Scott

Proved reserves restatement End 2003 proved reserves reduced by 1.4 billion boe Expected 2000-04 financial impact not material Technical reporting factors primary cause Reserves review completed 2004 RRR some 45-55% (excluding year end pricing and divestments) Target of 100% average RRR over 2004-08

Gas & Power: continued LNG growth Earnings of $2.2 bln DACF of $1.2 bln, up 15% LNG sales volume up 9% New LNG projects on stream Continued strong LNG growth Shell equity LNG capacity mtpa 14% pa growth (2003-2008) 0 5 10 15 20 25 2003 2004 2005 2006 2007 2008 2009 Sak 1 OLNG3 NWS4 Sak 2 MLNG3 NLNG 4/5 NLNG 6 Prospects

Oil Products: driving performance CCS Earnings of $6.5 bln, up 107% US earnings of $1.7 bln, up 345% DACF of $8.6 bln, up 100% Improved operational performance Progress on differentiated fuels Organisational effectiveness Oil Products global adjusted unit CCS earnings per barrel* 0 0.5 1 1.5 2 2.5 2001 2002 2003 Competitor range Shell 2004 *Annual + Rolling 4 quarters for 2004

Chemicals: strong operational earnings Earnings of $0.9 bln DACF of $1.9 bln, up 102% Strong operational earnings Improved asset utilisation Favourable margins Downstream integration 75% 80% 85% 90% 2001 2002 2003 2004 Utilisation rates

Malcolm Brinded Executive Director Exploration & Production

Reserves review process Asset teams Regional co-ordination & challenge Regional Reserves Committee Global Reserves Committee Internal audit teams Executive Committee Group Audit Committee Parent Company Boards Gaffney Cline & Assoc Ryder Scott

Year end 2003 proved reserves restatement -1.4 12.95 14.35 10 11 12 13 14 15 31.12.2003 31.12.2003 (revised) End Year Pricing Production bln boe Excluding oil sands Including minority interests Financial impact: Preliminary figures 2000-2004 impact is expected to be $700 mln Equivalent to around 1% of income over the five year period Small number of impairments expected -1.4 12.95 14.35

10 11 12 13 14 15 31.12.2003 31.12.2003 (revised) End Year Pricing Production -1.4 12.95 bln boe 14.35 Technical reasons for further restatement: Recovery factors (decline curves) Definition of proved area Availability of directly comparable fields ("analogues") Lowest Known Hydrocarbons What was different? New guidelines in place Significant re-trained resources Reservoir by reservoir, "well by well" analysis Multiple levels of review Year end 2003 proved reserves restatement Excluding oil sands Including minority interests

2003 Restatement: Recovery Factors (Decline curves) Actual historical production (example well) Extrapolation of early data Cumulative gas produced Gas rate Historical data Actual historical production Simulator forecast Currently producing well Cumulative gas produced Gas rate Proved Reserves based on decline curve Expected producible resources based on simulator

2003 Restatement: Recovery Factors (Decline curves) Basis for proved developed reserves Extrapolation of production history Decline Curve Analysis a common method Assumes no further activities Basis for expected producible resources Simulator matched to historical data Includes future activities Predicts changes in reservoir behaviour Cumulative gas produced Actual historical production Simulator forecast Currently producing well Gas rate Proved Reserves based on decline curve Expected producible resources based on simulator

2003 Restatement: major oil & gas field Lateral extent Recovery factor (Analogue) Lowest known hydrocarbons Proved reserves14% of expected producible resources No change to development plan Proved 97 m 5.5 km 18% Three important factors impacting oil reserves: Expected 235 m 9 km 30% Expected producible resources Appraisal wells Planned development wells Proved area OIL WATER GAS Conceptual map 0 1 2 3 km 9 km No impact on cashflow

2004 Reserves Replacement 2004 Reserves Replacement Ratio (RRR): excluding year end pricing 45 - 55% including year end pricing 30 - 40% including year end pricing and divestments 15 - 25% Continue to target 2004-2008 RRR average of 100% 2005 RRR likely below 100%

2004 Year end pricing: Peace River Peace River 7 bln boe of bitumen in place Expected recovery 1+ bln boe -30 -20 -10 0 2000 2001 2002 2003 2004 2005 C$/bbl Lloyd Blend - Edmonton Differential 31.12.2004 Failed economic limit test for proved reserves determination at Year End Price Result: reserves de-booked (164 mln boe) Production continues Major technology pilot in progress Expansion plans underway Current development areas Bitumen Peace River leases 0 2 4 6 8 10 km

0 4 Proved Reserves in Ormen Lange Proved Reserves Proved Reserves (100%), estimate of partner range Expected Producible Aspired Recovery Gas in place Ormen Lange Resources (bln boe 100%) Shell proved reserves based on 'offset' development wells only Appraisal wells 'Offset' development wells Counted for Shell proved reserves calculation Other planned development wells Not counted for Shell proved reserves calculation 0 5 10 15 20 25 km Conceptual view of Ormen Lange GAS Shell estimates: Source of partner estimates: Petroleum Intelligence Weekly Conceptual view of proved area

Unlocking the resource base

Goldeneye, Jintan, Holstein, Glider, Salym, 4 others ramping up in 2005 2005-06 Production 3.5-3.8 mln boe/d onstream in 2004 2005-06 Production 3.5-3.8 mln boe/d Contributing to 2009 Production 3.8-4.0 mln boe/d "unlock ~ 13 bln boe resources by end 2009" Gorgon - FEED decision 2005, FID 2006 Bonga - start-up 2005, Erha - start-up 2006 Ormen Lange - start-up 2007 Sakhalin - gas sales progress Corrib - go ahead in 2004, Qatar GtL - 2004 DPSA NLNG T6, Pohokura, Kashagan - FID in 2004 Contributing to 2009 Production 3.8-4.0 mln boe/d "unlock ~ 13 bln boe resources by end 2009" ~ another 5 bln boe taken FID by end 2009 Building the resource base for the future Acreage renewal: 7 countries, 50,000 sqkm Unlocking the resource base Exploration: 15 Big cats, 5 discoveries Appraisal: GoM, Malaysia, Kazakhstan 40 year licence extension in Oman Targeting new positions

Peter Voser Chief Financial Officer Financial Strategy

Strong cash generation 26.9 13.4 7.6 7.4 4.8 1.9 2004 Cash In $34. 9bln 2004 Cash Out $28.4bln $6.5 bln excess cash Divestments DACF Capital Investment* Dividends** Debt repayment Buyback + option hedging** Working capital Other * Group Share ** Paid to parent companies

Investing $15 billion to build the business 0 5 10 15 2004 2005 Capital investment growth (Group share) $ bln Other GP Downstream EP Profitable downstream More upstream

Raising divestment guidance Q1 Q2 Q3 Q4 2005 2006 15 12 10 Upgraded range Previous range $ bln

Strong and flexible balance sheet Gearing target 20-25% Includes other commitments Year end 2004 position 16% Gross debt $14.4 bln Other commitments some $10 bln Includes surplus cash $6.6 bln 4% - 9% flexibility Gearing 25% 20%

Priorities for cash Dividend per share increases at least in line with inflation Maintain strong and flexible balance sheet Invest in the business Return surplus cash to shareholders

$13-$15 bln cash to shareholders in 2005 2004: $7.2 billion paid 2005: $10 billion to be paid* *based on current exchange rates DIVIDENDS 2005: $3-5 billion SHARE BUY BACKS

Jeroen van der Veer Chief Executive The year ahead

2004 - a year of extremes Reserves review completed: 12.95 bboe of proved reserves Record net income $33 billion cash generation Powerful Downstream performance Strong LNG volumes and pricing Portfolio restructuring gains speed Clear progress

2005: a stronger Shell Downstream and LNG underpin performance Investing to regain upstream strength Divestment target increases 2005 dividend payout increased: $10+ bln Buy backs resumed: $3-$5 bln One company, one culture Moving faster, more decisively